Securities and Exchange Commission
Washington D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2004

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ___

Commission file number ___ 1-10691

A. Full title of the plan and address of the plan, if different from that of the Issuer named below:

DIAGEO NORTH AMERICAN, INC. SAVINGS PLAN
Diageo North American, Inc.
801 Main Avenue
Norwalk, Connecticut 06901

S.E.C. Registration No. __________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo PLC
8 Henrietta Place
London W1G 0NB
England

Page 1 of 18 pages.
Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Diageo North America, Inc. Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 550

Exhibits

1. Consent of KPMG LLP

Diageo North America, Inc. Savings Plan

Table of Contents

KPMG

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.

KPMG

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

To The Employee Benefits Administration Committee of
Diageo North America, Inc.:

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 10, 2005

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:		
Investments (note 3):		
At fair value:		
Mutual funds	$ 162,659,445	153,869,213
Money market	12,260,948	12,237,723
Diageo common stock	4,553,669	4,035,387
Participant loans	1,849,707	1,918,337
	181,323,769	172,060,660
At contract value:		
Commingled trust	54,862,719	61,394,124
Total assets	236,186,488	233,454,784
Liabilities:		
Accrued expenses	40,125	40,322
Net assets available for benefits	$ 236,146,363	233,414,462

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 13,541,101	30,121,395
Interest and dividends	6,248,985	5,032,603
Contributions:		
Participants	11,779,867	10,460,676
Total additions	31,569,953	45,614,674
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	28,787,124	31,129,294
Administrative fees	50,928	103,294
Transfers out to other plans	—	37,279
Total deductions	28,838,052	31,269,867
Net increase	2,731,901	14,344,807
Net assets available for benefits:		
Beginning of year	233,414,462	219,069,655
End of year	$ 236,146,363	233,414,462

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company or Diageo). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Each year participants may contribute up to 16% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, one money market account, one commingled trust, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

Effective April 1, 2003, all employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414 (v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, and investment earnings or losses. Allocations are based on participant account balances. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

(g) Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's vested account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with 5 or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's vested account balance is $5,000 or under, the distribution would be made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's vested account.

(h) Forfeited Accounts

Forfeitures of non-vested Company contributions for participants may be used to pay Plan expenses or to reduce future Company matching contributions. Amounts forfeited during 2004 and 2003 were $16,889 and $8,872, respectively, and were used to reduce Plan expenses.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for the interest in a common collective trust, which is valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants' loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

		2004	2003
Mutual funds at fair value:			
Fidelity Magellan Fund	$	30,267,238	30,967,319
Fidelity Contrafund		21,857,636	19,107,312
Fidelity Growth and Income Fund		21,180,215	20,772,702
Fidelity Low Price Stock		18,432,259	14,491,547
Fidelity Equity Income II		13,033,398	12,460,667
Fidelity Retirement Money Market		12,260,948	12,237,723
Spartan US Equity Index		13,734,412	14,499,985
Investments at contract value:			
Fidelity Managed Income Portfolio II		54,862,719	61,394,124

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $13,541,101 in 2004 and appreciated by $30,121,395 in 2003 as follows:

		2004	2003
Mutual funds	$	12,988,955	29,275,610
Diageo common stock		552,146	845,785
	$	13,541,101	30,121,395

(4) Guaranteed Investment Contracts and Commingled Trust

As of December 31, 2002, the Plan invested in several Guaranteed Investment Contracts (GICs) with outside fixed income investment contracts managed by Fidelity Investments (Income Fund). During 2003, as the GICs matured, the proceeds from the maturing contracts were invested into the Fidelity Managed Income Portfolio II (Managed Income Portfolio II), a commingled pool under the Fidelity Group Trust for Employee Benefit Plans. The Managed Income Portfolio II is comprised of investments in synthetic investment contracts, bank investment contracts and insurance investment contracts, and returns income earned by the fund's investments after expenses. The Managed Income Portfolio II became the successor fund to the Income Fund as an investment option within the Plan. Both the Income Fund and the Managed Income Portfolio II accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2004 and 2003, the Managed

Income Portfolio II and the Income Fund, respectively, are included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses, because it is fully benefit-responsive. Contract value approximates fair market value.

(5) Related Party Transactions

Certain Plan investments that include mutual funds, a money market account, and a commingled trust are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments also include ADR shares of Diageo plc. Diageo plc is the parent company of the Plan sponsor and therefore, these transactions also qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Current value
*	Fidelity Magellan Fund	Mutual Fund, 291,620 shares	$ 30,267,238
*	Fidelity Growth and Income Fund	Mutual Fund, 554,311 shares	21,180,215
*	Fidelity Contrafund	Mutual Fund, 385,224 shares	21,857,636
*	Fidelity Equity Income II	Mutual Fund, 542,832 shares	13,033,398
*	Fidelity Retirement Money Market	Money Market 12,260,948 shares	12,260,948
	Spartan U.S. Equity Index	Mutual Fund, 320,448 shares	13,734,412
*	Fidelity International Bond Fund	Mutual Fund, 373,853 shares	3,932,931
*	Fidelity Low Price Stock	Mutual Fund, 457,944 shares	18,432,259
*	Fidelity Overseas Fund	Mutual Fund, 175,216 shares	6,199,156
*	Fidelity OTC Portfolio Fund	Mutual Fund, 54,317 shares	1,884,239
*	Fidelity Puritan Fund	Mutual Fund, 337,654 shares	6,398,547
*	Fidelity Freedom Income Fund	Mutual Fund, 45,609 shares	514,014
*	Fidelity Freedom 2000 Fund	Mutual Fund, 19,348 shares	233,726
*	Fidelity Freedom 2010 Fund	Mutual Fund, 55,937 shares	761,856
*	Fidelity Freedom 2020 Fund	Mutual Fund, 156,908 shares	2,190,442
*	Fidelity Freedom 2030 Fund	Mutual Fund, 90,785 shares	1,278,251
*	Fidelity Independence Fund	Mutual Fund, 193,812 shares	3,455,660
	PIMCO Total Return ADM Fund	Mutual Fund, 728,378 shares	7,771,798
	Dreyfus Founders Balance Fund	Mutual Fund, 154,385 shares	1,306,101
	MSI Global Value Equity	Mutual Fund, 156,134 shares	2,754,207
*	Fidelity Managed Income Portfolio II	Commingled Trust 54,862,719 shares	54,862,719
*	Fidelity Freedom 2040 Fund	Mutual Fund, 47,539 shares	393,146
	MSIFT MidCap Growth Advantage Fund	Mutual Fund, 247,453 shares	5,080,213
*	Diageo Stock Fund	Diageo common stock, 174,631 shares	4,553,669
*	Participant Loans	Loans to participants with interest rates ranging from 4.25% to 12% with maturity dates ranging from January 16, 2005 through March 30, 2024	1,849,707
			$ 236,186,488

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAGEO NORTH AMERICA, INC.
SAVINGS PLAN

Date JUNE 27, 2005

By /Sharon Werner

Consent of Independent Registered Public Accounting Firm

Employee Benefits Administration
Committee of Diageo North America, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-8090) on Form S-8 of the Diageo North America, Inc. Savings Plan of our report dated June 10, 2005, relating to the statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended and related schedule, which report appears in the December 31, 2004 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

Stamford, Connecticut
June 20, 2005